SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[September 16, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___

SIGNATURES

SIGNATURES
Date September 16, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Fidelity International Limited’s holdings in Metso to 5.00 percent
(Helsinki, Finland, September 16, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)
Metso Corporation has been informed about an increase in the holding of the Fidelity International Limited and its subsidiaries of the paid up share capital of Metso Corporation. On September 14, 2005, Fidelity International Limited and its subsidiaries owned a total of 7,082,803 Metso shares, which corresponds to 5.00 percent of the paid up share capital and voting rights of Metso Corporation.
According to the announcement of Fidelity International Limited, their holdings on September 14, 2005 were as follows:

FUND NAME	SHARES
FID FDS - EUROPEAN GROWTH POOL	4,166,699
FID FDS - NORDIC POOL	229,900
FID FDS - EURO BLUE CHIP POOL	944,900
EP MM CLAPP	68,500
STC INTL EQUITY FUND - ROW	35,100
SGE MM ROW	21,400
GEC 1972 PLN GLB EQTY FD - ROW	44,400
CHURCH COMM FOR ENGLAND - ROW	25,600
BRITHS ENERGY GEN GRP - ROW	14,300
IBM DENM SELECT - GLOBAL EX-US	10,300
ACCIDENT REHAB & CMP - GLB EX-US	47,500
IBM AUSTRIA GLOBAL EX US	3,900
AFP UNILEVER SCHWEIZ - GBL EX US	5,700
DEUTSCHE ARTZE - ROW	8,900
FMT_GL ROW	42,500
EAST SUSSEX CNTY COUNCIL - ROW	31,500
RAILWAYS PENS EQUITY - EUROPE	288,900
CHEVRON TEXACO UK PNS PL-ROW	19,500
AUSTRALIA - FUNDS SA	57,500
SAINT-GOBAIN UK PENSION SCHEME	39,000
SHELL AUSTRIA PENSIONSKASSE AG	11,300
DBI - FONDS DSPT-A1	35,200
NPC TRUST - ACTIVE 1 - ROW	7,800
BAYVK A1 FIDELITY	82,200
MV4 ACTIONS EURO	64,020
FFII INST EURO BLUE CHIP POOL	3,415
STICHTING BEDRIJF VOOR DE META	184,700
GM INVESTMENT TRUSTEES LTD	32,800
THE PENSIONS TRUST - GC	16,200
FIDELITY EUROPEAN PILOT FUND	916
VICTORIAN FUNDS MGMT CORP	19,000
GIC MM EUROPEAN EQ FUND - GC	20,100
FIDELITY EUROZONE EQ PILOT FD	1,970
A/C 16MSFSLE	74,800
FIDELITY SELECT GLOBAL EQ FUND	6,700
FID INSTL SELECT EUROPE EQ FD	32,200
QIC - SELECT EUROPE	194,500
UNILEVER PEN FD-O/S EQ MANDATE	77,700
COALSUPER PTY LIMITED	11,100
CO-OPERATIVE GRP PENS - RW	21,700
GKN GROUP PENSION SCHEME - ROW	32,300
UNILEVER (SUPERANN) IRELAND-ROW	15,300
IBM IREL SEL GLBL EQUITIES ROW	1,900
IBM AUSTRIA SELECT GLBL EQ ROW	6,700
EUROPEAN EQUITY MKT NEUT LONG	22,383
TOTAL	7,082,803 SHARES
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
For further information, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 204 84 3253
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.